UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13 G

Under the Securities Exchange Act of 1934
(Amendment No. 11)

Tellabs, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

879664100

(Cusip Number)

December 31, 2005

(Date of Event Which Requires Filing of This Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is being filed:

[ x ]	Rule 13d-1 (b)
[   ]	Rule 13d-1 (c)
[   ]	Rule 13d-1 (d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all provisions of the Act (however, see notes).


CUSIP NO.	879664100	13G

1	NAME OF REPORTING PERSONS
	S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

	Michael J. Birck, ###-##-####

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

	(a)	(     )		(b)	(     )

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

				5	SOLE VOTING POWER

NUMBER				13,249,855
OF SHARES
BENEFICIALLY		6	SHARED VOTING POWER
OWNER BY
REPORTING				24,572,100
PERSON
WITH				7	SOLE DISPOSITIVE POWER
					13,248,697

				8	SHARED DISPOSITIVE POWER

					24,573,258

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	36,660,955

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES*

	( x )

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	8.16%

12	TYPE OF REPORTING PERSON

	IN

* SEE INSTRUCTIONS BEFORE FILLING OUT*


CUSIP NO.	879664100	13G

1	NAME OF REPORTING PERSONS
	S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

	Katherine R. Birck, ###-##-####

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

	(a)	(     )		(b)	(     )

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

				5	SOLE VOTING POWER

NUMBER				1,161,000
OF SHARES
BENEFICIALLY		6	SHARED VOTING POWER
OWNER BY
REPORTING				36,660,955
PERSON
WITH				7	SOLE DISPOSITIVE POWER
					1,161,000

				8	SHARED DISPOSITIVE POWER

					36,660,955

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,161,000

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES*

	( x )

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	.26%

12	TYPE OF REPORTING PERSON

	IN

* SEE INSTRUCTIONS BEFORE FILLING OUT*


CUSIP NO.	879664100	13G

1	NAME OF REPORTING PERSONS
	S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

	Oak Street Investments, L.P., a Delaware limited partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

	(a)	(     )		(b)	(     )

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	A Delaware limited partnership

				5	SOLE VOTING POWER

NUMBER				0
OF SHARES
BENEFICIALLY		6	SHARED VOTING POWER
OWNER BY
REPORTING				23,411,100
PERSON
WITH				7	SOLE DISPOSITIVE POWER
					0

				8	SHARED DISPOSITIVE POWER

					23,411,100

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	23,411,100

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES*

	( x )

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	5.21%

12	TYPE OF REPORTING PERSON

	PN

* SEE INSTRUCTIONS BEFORE FILLING OUT*




Item 1 (a)		Name of Issuer:

			Tellabs, Inc.

Item 1 (b)		Address of Issuer's Principal Executive Offices:

			One Tellabs Center
			1415 West Diehl Road
			Naperville, Illinois 60563

Item 2 (a) - (c)	Name, Principal Business Address and Citizenship of
Persons Filing:

	This statement is being filed by Michael J. Birck.
Mr. Bircks principal place of business is One Tellabs
Center, 1415 West Diehl Road, Naperville, Illinois
60563.  Mr. Birck is a United States citizen.

	Katherine R. Birck is the spouse of Michael J. Birck.
Mrs. Birck's residence is 744 South Oak Street,
Hinsdale, Illinois 60521.  Mrs. Birck is a United
States Citizen.

Oak Street Investments, L.P. is a Delaware limited partnership whose principal place of business is 744
South Oak Street, Hinsdale, Illinois 60521.  Mr. and
Mrs. Birck are both general partners of Oak Street
Investments, L.P.

	With respect to Mr. Birck, this statement relates only to Mr. Birck's indirect ownership of shares of Common
Stock of Tellabs, Inc. owned directly by Oak Street
Investments, L.P. and the Tellabs Advantage Program, and certain shares of Common Stock of Tellabs, Inc.
owned directly by Mr. Birck. Mr. Birck disclaims beneficial ownership of 1,161,000 shares owned by his spouse, Katherine R. Birck.

	With respect to Mrs. Birck this statement relates only to 1,161,000 shares of Common Stock of Tellabs, Inc.
owned directly by Mrs. Birck. Mrs. Birck disclaims beneficial ownership of shares of Common Stock of Tellabs, Inc. owned directly by Mr. Birck, the Tellabs
Advantage Program and Oak Street Investments, L.P.

Item 2 (d)	Title of Class of Securities

	Common Stock

Item 2 (e)	CUSIP Number:

	879664100

Item 3.	Not applicable.

Item 4.	Ownership.

	A.	Michael J. Birck

	(a)  Amount Beneficially Owned:	36,660,855 Shares
excludes 1,161,000 shares of which the reporting person disclaims beneficial ownership) (1)

	(b) 	Percent of Class:	8.16%

	(c)	Number of shares as to which such person has:

		(i)	sole power to vote or to direct the vote:
13,249,855 (includes 1,158 shares held by the Tellabs Advantage Program on behalf of Mr. Birck and excludes 23,411,100 shares held by Oak
Street Investments, L.P. and 1,161,000 shares held by Mrs. Birck) (1)

		(ii)	shared power to vote or to direct the vote:
24,572,100 (1) (includes 23,411,100 held by Oak
Street Investments, L.P. and 1,161,000 shares held by Mrs. Birck)

		(iii)	sole power to dispose or to direct the
disposition of: 13,248,697(excludes 1,158 shares held by the Tellabs Advantage Program, 23,411,100 shares held by Oak Street
Investments, L.P. and 1,161,000 shares held by Mrs. Birck)

		(iv)	shared power to dispose or to direct the
disposition of: 24,573,258 (1) (includes 1,158 shares held by the Tellabs Advantage Program, 23,411,100 shares held by Oak Street
Investments, L.P. and 1,161,000 shares held by Mrs. Birck)

	B.	Katherine R. Birck

	(a)	Amount Beneficially Owned:	1,161,000 Shares
excludes 36,660,955 shares of which the reporting person disclaims beneficial ownership) (1)

	(b)	Percent of Class:	.26%

	(c) 	Number of shares as to which such person has:

		(i)	sole power to vote or to direct the vote:
1,161,000 (excludes 23,411,100 shares held by Oak Street Investments, L.P. and 13,249,855 shares held by or on behalf of Mr. Birck)

		(ii)	shared power to vote or to direct the vote:
36,660,955 (1) (includes 23,411,100 shares held
by Oak Street Investment, L.P. and 13,249,855 shares held by or on behalf of Mr. Birck)

		(iii)	sole power to dispose or to direct the
disposition of: 1,161,000 (excludes 23,411,100 shares held by Oak Street Investments, L.P. and 13,249,855 shares held by or on behalf of Mr.
Birck)

		(iv)	shared power to dispose or to direct the
disposition of: 36,660,955 (1) (includes
23,411,100 shares held by Oak Street
Investments, L.P. and 13,249,855 shares held by or on behalf of Mr. Birck)

	C.  Oak Street Investments, L.P.

	(a)	Amount Beneficially Owned:	23,411,100

	(b)	Percent of Class:	5.21%

	(c) 	Number of shares as to which such person has:

		(i)	sole power to vote or to direct the vote:  0

		(ii)	shared power to vote or to direct the vote:
23,411,100

		(iii)	sole power to dispose or to direct the
disposition of:  0

		(iv)	shared power to dispose or to direct the
disposition of:  23,411,100

(1)	The filing of this statement shall not be construed as an admission that the reporting person is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of these securities.

Item 5.	Ownership of Five Percent or Less of a Class.

		Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of
Another Person.

		Not Applicable.

Item 7.	Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported on by the
Parent Holding Company.

	Not Applicable.

Item 8.	Identification of Classification of Members of the
Group.

	Not Applicable.

Item 9	Notice of Dissolution of Group.

	Not Applicable.

Item 10.	Certification.

	Not Applicable.




				SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	February 10, 2006


						MICHAEL J. BIRCK


						/s/ Michael J. Birck



						KATHERINE R. BIRCK


						/s/ Katherine R. Birck


						OAK STREET INVESTMENTS, L.P.


						By:  /s/ Michael J. Birck

							Michael J. Birck




Exhibit Index


								Found on
								Sequentially
Exhibit							Numbered Page


Exhibit A:	Agreement of Joint Filing			11


Exhibit A

Agreement of Joint Filing


The undersigned hereby agree that they are filing jointly pursuant to Rule 13d-1 of the Act the statement dated February 10, 2006, containing the information required by Schedule 13G, for the 13,249,855 shares of Common Stock of Tellabs, Inc., held by or on behalf of Michael J. Birck the 1,161,000 shares of the Common Stock of Tellabs, Inc. held by Katherine R. Birck and the 23,411,100 shares of Tellabs, Inc. Common Stock held by Oak Street Investments, L.P.

Dated:	February 10, 2006


						MICHAEL J. BIRCK


						/s/ Michael J. Birck



						KATHERINE R. BIRCK


						/s/ Katherine R. Birck


						OAK STREET INVESTMENTS, L.P.


						By:  /s/ Michael J. Birck

							Michael J. Birck


1